DIGITAL FUSION, INC.
                             4940-A Corporate Drive
                              Huntsville, AL 35805
                                 August 10, 2005


BY ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, DC 20549-0303
Attn: Brad Skinner, Accounting Branch Chief

     Re:  Digital Fusion, Inc.
          Form 10-KSB for the Fiscal Year Ended December 31, 2004

          Forms 10-QSB for the Fiscal Quarter Ended March 31, 2005 File No. 0-24073

Dear Mr. Skinner:

     This letter provides our responses to your comment letter dated July 27, 2005 with respect to the above referenced filings of Digital Fusion, Inc. (the "Company"). For convenience of reference, we have included in this response letter the same captions and paragraph numbers, as well as the text of the comments, from your letter of July 27, 2005, followed by our responses.


Form 10-KSB For Fiscal Year Ended December 31, 2004
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Note 2. Significant Accounting Policies
---------------------------------------
(b) Revenue Recognition, page F-7
---------------------------------

Comment:

1. We have read your response to prior comment number 3 and note that you assume we are referring to "fixed price" contracts for which you are recognizing revenue using the proportional performance method rather than "fixed fee" contracts accounted for using the percentage of completion method. Please note that we are referring to your contracts that are on a "fixed fee basis" and accounted for "on a percentage of completion basis" as disclosed in your revenue recognition policy on page F-7 of your 2004 Form 10-KSB. Please clarify for us whether you have any contracts that are on a "fixed fee basis" and accounted for "on a percentage of completion basis." If so, explain to us why you account for these contacts using the percentage of completion method.

Response:

The Company does not have any "fixed fee basis" contracts accounted for "on a percentage of completion basis." The Company's fixed fee contracts are related to cost-plus-fixed-fee contracts where revenue is recognized to the extent of costs actually incurred plus a proportional amount of the fixed-fee earned. We consider fixed fees under cost-plus-fixed-fee contracts to be earned in proportion to the allowable cost or in the case of level of effort contracts, hours actually delivered in performance of the contract. Additionally, our contract with the government states, "The contractor may include in provisional vouchers fixed fee based on the percentage of level of effort hours exerted to the total level of effort hours stipulated in Section B, ". We will update and clarify our revenue recognition policy in future filings.


Note 6. Borrowings, page F-12
-----------------------------

Comment:

2. We have read your response to prior comment 4 and note that you considered the debt modification to be troubled debt restructuring subject to the guidance in SFAS 15. Please explain to us how you determined that the modifications represented concessions granted to your creditors in accordance with paragraph 11 of EITF 02-04.

Response:

Initially we considered the guidance in SFAS 15; however, as a result of additional analysis and review of the appropriate guidance, we believe the accounting for the debt modifications was in accordance with EITF 96-19. The change in cash flow was less than 10%, therefore a new effective interest rate was calculated based on the carrying amount of the original debt instrument and the revised cash flows in accordance with EITF 96-19.

DIGITAL SHAREHOLDERS' NOTE

     The Company entered into unsecured promissory notes with shareholders of a company Digital Fusion Inc. purchased during 2000 totaling $500,000. These notes bore interest at 6% and were payable at maturity. The interest rate was below the market rate and a discount of $46,000 was recorded and was to be amortized to interest expense over the period of the notes. This amortization results in an effective interest rate of 9%. Interest expense on these notes totaled approximately $53,000 and $47,000 during 2004 and 2003, respectively.

Effective March 2, 2003, the interest rate increased from 6% to 8%, and the accrued interest was converted into principal in the amended notes. The maturity date was extended from March 1, 2003 to March 1, 2005. During March 2005, the Company made payments of approximately $188,000 for $157,000 of principal and the remaining accrued interest on these notes. Two note holders with a principal amount of $441,069 agreed to extend their debt. During April 2005, the Company paid a note holder $216,996 that was comprised of $183,946 of principal and the remaining amount was accrued interest on his note. Additionally, the Company refinanced the other remaining note by executing a convertible note which bears an annual interest rate of prime and interest is payable monthly.

On March 1, 2003, these notes matured, however the Company did not have the funds to pay the notes off and the notes were extended for 2 more years and the interest rate was increased from 6% to 8%. The change in cash flow was less than 10%, therefore a new effective interest rate was determined based on the carrying amount of the original debt instrument and the revised cash flows in accordance with EITF 96-19.

LAURUS NOTE
On April 29, 2003, the Company closed on a $266,667, ten percent (10%) convertible note with Laurus, its primary lender, collateralized by the Company's accounts receivable. The Company paid interest immediately at each monthly anniversary and the principal payments were to be paid over 22 months beginning July 30, 2003. This note was to mature on April 30, 2005. At the noteholder's election, this note could be converted into Digital Fusion common stock at $0.35 a share after the Digital Fusion common stock price was at or above $0.4375 a share for ten consecutive days. Additionally, a seven-year warrant to purchase 25,000 shares of DFI common stock at $0.4375 per share was issued. The Company paid a management fee of $16,000, which was amortized to interest expense over the 24-month life of the note. The initial note dated July 26, 2002, which had $533,333 remaining at April 30, 2003, was renegotiated and the remaining principal was to be due equally over 22 months beginning July 30, 2003 and ending April 30, 2005.

On April 7, 2004, the Company restructured its outstanding notes with Laurus resulting in a deferral of monthly payments until February 2005. The restructured notes bore an interest rate of 10%. Monthly payments of $50,000 plus interest were due on the first day of each month until the maturity date of January 1, 2006. In addition, the Company paid an amendment fee of $25,000 to the noteholder that would have been amortized to interest expense over the life of the loan. The conversion feature of both notes did not change.

On April 22, 2004 and on May 11, 2004, Laurus exercised its right to convert principal and/or interest into fully paid and non-assessable shares of common stock of Digital Fusion, Inc. at the fixed conversion price of $0.35. With these two transactions, Laurus converted $70,000 of principal to 200,000 shares of common stock. The conversion was deemed to constitute a conversion of outstanding principal to be applied against subsequent amounts to be paid.

The first and second modifications of the Laurus note resulted in approximately a 4% change in cash flows when comparing the present value of the remaining cash flows under the terms of the original debt instrument to the present value of the cash flows under the terms of the new debt instrument. For the present value calculation of the new and old agreement, the effective interest rate of the old agreement was used as required per EITF 96-19. Since the change in cash flow was less than 10%, it was not deemed to be substantially different, thus not considered an extinguishment of debt. A new effective interest rate was determined based on the carrying amount of the original debt instrument and the revised cash flows. Any fees that were associated with the replacement or modified debt instrument and along with any existing unamortized premium or discount were amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method. For the present value calculation of the new and old agreements, the effective interest rate of the initial agreement was used in accordance with EITF 96-19 (If within one year of the current transaction the debt had been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago should be used to determine whether the current exchange or modification is substantially different).


                                     * * * *


     The Company acknowledges that the adequacy and accuracy of disclosures in filings are the responsibility of the Company. The Company further acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Please do not hesitate to contact the undersigned at (256) 837-2821 ext. 407 or Chris Brunhoeber, Vice President of Finance of the Company, at (256) 837-0432 ext. 109 if you have any questions or would like to discuss any of our comments in more detail.

                                                 Very truly yours,

                                                 Digital Fusion, Inc.


                                                 By: /s/ Roy E. Crippen III
                                                     ---------------------------
                                                     Roy E. Crippen III
                                                     Chief Executive Officer and
                                                     Chairman of the Board